UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Jagaregatan 4

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Explanatory Note

Oatly Group AB (publ) (the “Company”) today announced that it has submitted for publication on January 24, 2023 a notice (the “Notice”) convening an extraordinary general meeting (the “Meeting”) of the Company on March 6, 2023. A copy of the Notice is being furnished as Exhibit 99.1. The purpose of the Meeting is to seek approval by the Company’s shareholders of two proposals that are being submitted to shareholders in order to provide the Company additional flexibility to raise capital to support its business plan.

The first proposal seeks approval of shareholders to increase the limits in the Company’s articles of association regarding share capital and number of shares to a maximum of SEK 3,400,000 and 2,000,000,000, respectively. The effect of this change would be to increase the room for issuance of additional shares without the need for further shareholder approval.

The second proposal seeks approval of shareholders to authorize the Board of Directors of the Company to raise up to $300 million in the form of shares, warrants exercisable for shares or bonds convertible into shares without first offering those securities to existing shareholders of the Company pursuant to preemptive rights. Adoption of this resolution will replace the Board of Directors’ current authorization adopted at the annual general meeting in 2022 and will provide the Company with a wider range of approaches to raise capital.

The Company’s Board of Directors and management believe that approval of the foregoing proposals, and the other proposals set forth in the Notice, are in the best interests of the Company and its shareholders. If adopted, the Company may seek to raise capital from existing investors, including its major shareholders, and from new investors.

Additional information is set forth in the Notice, which shareholders are encouraged to read in full.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice convening the extraordinary general meeting of Oatly Group AB (publ)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oatly Group AB

Date: January 23, 2023	By:	/s/ Christian Hanke
Christian Hanke
Chief Financial Officer